Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

February 19, 2025

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
VegTech™ Plant-based Innovation & Climate ETF

Dear Mr. Orlic:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 27, 2025, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 1155 which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1157 under the Investment Company Act of 1940, as amended, on Form N-1A on December 10, 2024 (SEC Accession No. 0000894189-24-007114). The purpose of PEA No. 1155 to the Registration Statement of the Trust was: (i) to change the name of the VegTech™ Plant-based Innovation & Climate ETF (the “Fund”) to “VegTech™ Food Innovation & Climate ETF”; (ii) to revise the description of the Fund’s principal investment strategy; and (iii) to make other material and other non-material changes to the Registration Statement.
For your convenience, each Staff comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1: Please respond to the comments no less than five days prior to effectiveness.

Response: The Trust has filed this response letter more than five days before PEA 1155 is scheduled to automatically become effective.

Comment 2: Please ensure the Fee Table and Expense Example have been completed and submitted for Staff review prior to the Registration Statement’s effectiveness.

Response: The Trust responds by including a completed Fee Table and Expense Example in Appendix A to this letter.

Comment 3: Regarding the “ESG” disclosure in the principal investment strategy sections of the Prospectus, please consider whether including risk disclosure related to the Fund’s use of third-party data providers is appropriate, since the criteria used by providers can differ significantly.

Response: The Trust notes that the Adviser has decided to remove specific references to ESG from the prospectus as noted in Appendix B to this letter. That said, the Adviser still believes it is appropriate to add the requested risk disclosure to Items 4 and 9 of the Prospectus, respectively, as shown below:

Item 4 - Principal Risks of Investing in the Fund
•Third-Party Data Provider Risk. In evaluating issuers, the Adviser may rely upon information and data, including from third-party data providers and companies. The data obtained from third-party data providers or companies may be limited, incomplete, inaccurate, or unavailable, or may present conflicting information and data with respect to an issuer, which in each case could cause the Adviser to incorrectly assess an issuer’s business practices as they relate to the Fund’s investment criteria.

Item 9 - Principal Risks of Investing in the Fund
•Third-Party Data Provider Risk. In evaluating issuers, the Adviser may rely upon information and data, including from third-party data providers and companies. The data obtained from third-party data providers or companies may be limited, incomplete, inaccurate, or unavailable, or may present conflicting information and data with respect to an issuer, which in each case could cause the Adviser to incorrectly assess an issuer’s business practices as they relate to the Fund’s investment criteria. In addition, such third-party data may include quantitative and/or qualitative measures, and consideration of this data may be subjective. Different methodologies may be used by such providers and may lack standardization, consistency, and transparency. As a result, there exists a risk that the Adviser may incorrectly assess a security or company, resulting in the incorrect inclusion or exclusion of a security in the Fund’s portfolio, or that the Fund may underperform funds that do not screen or score companies based on similar investment criteria or funds that use different third-party data providers.

If you have any questions regarding the enclosed, please contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Assistant Secretary
Advisors Series Trust

Enclosures

APPENDIX A

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	0.76%
(1)    Pursuant to an investment advisory agreement, VegTechTM LLC (“VegTech” or the “Adviser”) pays all other expenses of the Fund (other than taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses and shareholder proxy)).
(2)    Total Annual Fund Operating Expenses do not correlate to the ratio of operating expenses to average net assets found in the “Financial Highlights” section of this Prospectus, which reflects the Fund’s operating expenses and does not include acquired fund fees and expenses (“AFFE”).

Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$77	$240	$417	$930

APPENDIX B

Principal Investment Strategy
The Fund invests in innovative and sustainable solutions in the food and materials sectors. This involves investing across the entire food and materials supply chain, starting with agriculture technology (“AgTech”) and proceeding through food, nutrition, bio-tech, flavor and texture, ingredient and consumer goods companies. These types of companies focus on enhancing the sustainability and efficiency of the food and materials supply system, often using regenerative practices.
The Fund is an actively managed exchange-traded fund (“ETF”). The Fund will invest under normal circumstances at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of innovative companies focused on sustainable, regenerative and resilient food systems (“VegTechTM Companies”) or companies making a positive impact on climate change matters (“Climate Companies”). VegTechTM Companies are companies that (1) innovate or use technology in their primary products by utilizing at least one plant ingredient, or innovate or use technology to enable or support companies that do the same; and (2) the end product enables regenerative practices, resilient food systems, or plant-, nature- or bio-based materials. The Adviser believes that VegTechTM Companies are a critical component in the global food and materials systems shift towards sustainability, resiliency and efficiency, and that they promote positive climate change. Further, the Adviser believes that these companies provide a path towards capitalizing on and supporting sustainable, regenerative food systems and materials transformation.
Regenerative refers to practices or products that prioritize plant-based solutions and reduce land use by avoiding industrial animal feed operations or monocropping, supporting the restoration of ecosystems and aligning with the Intergovernmental Panel on Climate Change’s (“IPCC”) focus on land sparing for sustainability and climate-positive outcomes. The IPCC is a United Nations body tasked with assessing the science related to climate change.

In looking for VegTechTM Companies, the Adviser searches for companies it considers to be innovators in developing products and technologies contributing to a nutritional, resilient, efficient and sustainable food supply system, such as plant-based and regenerative products, diversified proteins, innovative production and materials processes, advancements in nutrition, food and bio-tech innovations, and the latest technology and advancements in scientific research.
Technology is a critical element of these advancements. It includes agriculture and AgTech, such as agricultural robotics companies, and innovative sustainable materials and scientific services. It can include bio-technology such as cell-cultured and precision fermentation technology companies that use sustainable carbohydrates in the process of growing cells, nutrients, proteins, flavors, and ingredients.
To be considered an innovator by the Adviser, a company should work to advance a nutritious, resilient, efficient and sustainable food supply system and may use at least one plant or plant-derived ingredient and the end product, component, or service must enable protein diversification, regenerative foods or regenerative materials; or, the company may help other businesses create diversified protein or regenerative foods or materials along the supply chain by offering specialized products, machinery, services, or technologies. These companies are part of a long-term secular trend towards building a food and materials supply system that is efficient and sustainable and prolific with the end goal of feeding more people, more nutritiously, in a shorter amount of time, using fewer resources while creating less damage.
The Adviser looks for VegTechTM Companies that are also part of a circular economy with an established food waste goal or policy. These companies may make commitments to ensure that products are sourced responsibly to minimize deforestation and biodiversity loss through certifications. Biodiversity loss is defined as the reduction in the variety of life across the globe, primarily driven by land/sea-use change (such as from deforestation caused by the meat and dairy sector when converting forests to pastureland), overuse of natural resources (such as overfishing and deforestation), climate change, pollution, and the introduction of non-native species that overtake native species. Deforestation refers to the conversion of forested land to non-forest uses in a manner that falls outside of recognized sustainability standards (such as those set by the Roundtable on Sustainable Palm Oil, RSPO or Forest Stewardship Council, FSC), contrasting with sustainable forestry that ensure long-term ecological balance and biodiversity conservation.
Further, the company should show positive performance potential, as determined through an analysis of quantitative and fundamental data, analyst price targets, or expert knowledge of the sector. Additionally, a VegTechTM Company produces no primary products designed solely for industrial farm animal production (“primary products” meaning more than 50% of revenues come in their entirety from the sale of these products, as shown conclusively in a public financial statement), must not perform animal testing unless required to do so by law in order to bring a product to market, and must have a minimum market capitalization of $25 million.
For a VegTechTM Company to qualify as such, the issuer’s plant-based “primary products,” “primary services,” or “primary assets” must account for more than 50% of the company’s revenues or assets, as disclosed in public financial statements as available. The Adviser performs a qualitative and quantitative analysis as feasible to determine whether a company is a VegTechTM Company.
The Adviser believes VegTechTM Companies contribute to several United Nations (UN) Sustainable Development Goals (“SDG”). Within the SDG framework, these goals include “Climate Action,” “Life on Land,” “Life Below Water,” “Zero Hunger,” and “Good Health and Well-being.”
To qualify as a Climate Company, the issuer must meet at least one of the following criteria:
(1) The company has committed to reducing greenhouse gas emissions by signing a pledge to measure and reduce those emissions. Acceptable pledges include, but are not limited to, the United Nations “Climate Neutral Now” and Global Optimism’s “The Climate Pledge;”
(2) The company sells a product that generates less greenhouse gas emissions than typical replacement products, as determined by a formal evaluation. Acceptable evaluations follow the standards defined by the International Organization for Standardization (ISO 14040 or ISO 14044);
(3) The company has disclosed a commitment to reducing greenhouse gas emissions;
(4) The company has greenhouse gas emissions lower than its average peer, per unit of sales or assets, as measured by Bloomberg or a similar data provider; or
(5) The company has a Climate Rating from a third-party ~~environmental, social and governance (“ESG”)~~ data provider such as Bloomberg ~~or Ethos ESG~~ that is above average for peers or that indicates the company is aligned with the Paris Agreement to limit global warming to 2 and preferably 1.5 degrees Celsius.
The Fund will predominantly invest in the equity securities of VegTechTM and Climate companies, which may include, but are not limited to, common and preferred publicly-traded stocks of U.S. and foreign companies, rights and warrants, partnership interests and business trust shares. The Fund may also invest in initial public offerings (“IPOs”) of VegTechTM or Climate companies or in companies that have recently completed an IPO. The Fund’s foreign investments may be direct or through American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). The Fund’s portfolio is expected to be a focused portfolio with typically fewer than 50 holdings, although the number of such holdings may increase over time if the universe of VegTechTM and Climate companies increases. The Fund may experience high portfolio turnover from time to time.
The Adviser maintains an internal, proprietary, and systematic research process to determine which companies qualify as VegTechTM or Climate companies. The Adviser conducts its own screening research by reviewing financial statements, websites, and brochures. The Adviser may also conduct company interviews and analyzes product labels prior to investing in any company.
In identifying VegTechTM Companies, the Adviser considers companies with primary products, services, or assets in the following categories:
•Regenerative and Plant-based Companies. Companies that produce end products that are typically derived from plants, fungi, microbes, cells or algae, to support a sustainable, efficient and nutritious food supply system. These may include companies that employ food scientists to develop beef alternatives or diversified proteins that use less land and water and generate less methane than industrial animal agriculture, or may include food or materials companies that produce products that include plants and plant derivatives. It could also include companies that offer products or services that support and enable the protein diversification category, such as specialized food processors, and food machinery companies.

•Bio-Technology Companies. Companies that utilize biology and nature-based foundations at scale through the help of science and technology in order to produce more food and materials while using fewer resources and creating less environmental damage. An example may be fermentation companies or precision fermentation companies. Precision fermentation companies grow algae or microbes, such as yeasts and fungi fed with plant-derived carbohydrates to produce nutrients, diversified proteins, flavors, and ingredients. These companies may include one that uses microbes in a bioreactor to produce casein, whey, or heme. These companies can produce greater quantities of food in a way that significantly reduces the need for deleterious industrial farming of protein, thus reducing the use of land, water and antibiotics and positively impacting food security. It could also include companies that support and enable the category such as a bioreactor maker or a yeast bioengineering company.

•Regenerative Agricultural and AgTech Companies. Companies that produce plants (vegetables, pulses, tubers, legumes, fruits, nuts, seeds, and grains), fungi, microbes, and algae; or companies that offer technologies, services, or products that support the business of sustainable agriculture. These companies may include ones using vertical farming technology and robotics to grow food near population centers with less land, water, pesticide, and manure than standard industrialized animal factories, furthering the Fund’s sustainability goals. It may include companies that support and enable this category, such as makers of farm equipment, sustainable fertilizers, water conservation equipment, carbon sequestration services, biodiversity protection services, agroecology services, greenhouse technology, or offer robotic and automation tools for plant-based farming.

•Regenerative Materials and Packaging. It includes issuers that use plant-based, bio-based or nature-based ingredients in their products, including cosmetics companies that do not engage in animal testing unless required by law. These companies could produce eco-friendly packaging, body care products, textiles, building materials, or various biodegradable and compostable materials, for example. Companies may use biobased inputs such as food waste, and turn it into usable materials while diverting it from landfills, as part of a circular economy. It may include companies with products or services that support and enable the category, such as companies that engage in ecologically minded construction or develop machinery for biobased recycling.

•Scientific Services. Companies in bioengineering, bioscience, nutrition, or food science that support or enable businesses in sustainable food production.

The Fund is non-diversified, which means that it may invest a significant portion of its assets in the securities of a single issuer or small number of issuers.

The Adviser may sell securities from the portfolio if the company’s fundamentals no longer meet the Adviser’s criteria for a VegTechTM Company. The Adviser may sell a security when its price reaches a set target, or if it believes that other investments are more attractive, or for other reasons we may determine. In selling a security, the Adviser will take into account prudent portfolio management practices and the interests of shareholders, which may result in the position being sold over a period of time, rather than immediately, even if the issuer no longer qualifies as a VegTechTM or Climate Company.